
07020979

WHITE & CASE

White & C.se LLP
1155 Aven. e of the Americas
New York, New York 10036-2787

Tel + 1
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www.whit

Direct Dial + (212) 819-2583 Direct Facsimile + (212) 354-8113 jmolland@whitecase.com


RECEIVED
FEB 0 8 2007
199
PROCESSING
SECTION
WASH, DC

February 7, 2007

BY HAND

The Office of International Corporate Finance
Securities and Exchange Commission

SUPPL

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No. 82-3950, the enclosed document is submitted to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. The Company's announcement, dated February 5, 2007, regarding the entering into of an end-user services agreement as part of the continuing connected transactions of the Company, and submitted to The Hong Kong Stock Exchange Limited on February 6, 2007.

2. The Company's announcement, dated February 6, 2007, regarding the placing of existing shares by a substantial shareholder, temporary suspension of Company shares and resumption of trading in Company shares, and submitted to The Hong Kong Stock Exchange Limited on February 6, 2007.

Kindly acknowledge receipt of this letter and the submission of the document delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger.

Thank you for your attention to this matter.

Very truly yours,

Jake Molland

PROCESSED
FEB 15 2007
THOMSON
FINANCIAL



JM:mmm

Enclosures

cc: Lenovo Group Limited

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)


SEC MAIL
RECEIVED
WASH, D.C.
FEB 0 6 2007
199
SECTION

ANNOUNCEMENT

Placing of Existing Shares by Substantial Shareholder

Resumption of Trading

The Company has been informed by Citigroup Global Markets Asia Limited, the disposition agent of IBM, that it has placed 300,000,000 Shares to investors at a placing price of HK$3.20 per Placing Share.

The Placing Shares represent approximately 3.37% of the existing issued ordinary share capital of the Company (comprising Shares and Non-voting Shares) and approximately 3.52% of the existing issued ordinary share capital (comprising Shares only).

Upon completion of the placing, IBM's interests in the Company will be reduced to 631,870,515 Shares and 375,282,756 Non-voting Shares, the aggregate represent 11.31% of the existing issued ordinary share capital (comprising Shares and Non-voting Shares) of the Company while the 631,870,515 Shares represent approximately 7.41% of the existing issued ordinary share capital of the Company (comprising Shares only).

Trading in the Shares (Stock Code: 0992) was suspended at the request of the Company with effect from 10:16 a.m. on February 6, 2007, pending the issue of this announcement. The Company has applied to the Stock Exchange for the resumption of trading in Shares with effect from 9:30 a.m. on February 7, 2007.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

PLACING OF EXISTING SHARES BY IBM

The Company has been informed by Citigroup Global Markets Asia Limited, the disposition agent of IBM on February 6, 2007 that it has placed 300,000,000 Shares beneficially owned by IBM to investors at a placing price of HK$3.20 per Placing Share.

Placing Shares:

The Placing Shares formed part of the consideration paid by the Company to IBM relating to the very substantial acquisition by the Company of the global desktop computer and notebook computer business of IBM. The Placing Shares relate to 300,000,000 Shares representing approximately 3.37% of the existing issued ordinary share capital of the Company (comprising Shares and Non-voting Shares) and approximately 3.52% of the existing issued ordinary share capital of the Company (comprising Shares only).

IBM is a substantial shareholder of the Company and currently holds 931,870,515 Shares and 375,282,756 Non-voting Shares; the aggregate represents approximately 14.68% of the existing issued ordinary share capital of the Company (comprising Shares and Non-voting Shares). The shareholding structure of the Company as at February 6, 2007 is set out below.

Shareholders	Number of Shares (excluding Non-voting Shares and Convertible Preferred Shares)	Percentage of voting rights	Number of Shares assuming full conversion of the Non-voting Shares and excluding the Convertible Preferred Shares	Percentage of voting rights	Number of Shares assuming full conversion of both the Non-voting Shares and the Convertible Preferred Shares	Percentage of voting rights
Legend Holdings	4,148,547,971	48.62	4,148,547,971	46.58	4,148,547,971	41.87
IBM	931,870,515	10.92	1,307,153,271	14.68	1,307,153,271	13.19
Convertible Preferred Shares holders	–	–	–	–	1,001,834,862	10.11
Directors	61,488,175	0.72	61,488,175	0.69	61,488,175	0.62
Public	3,389,944,361	39.74	3,389,944,361	38.05	3,389,944,361	34.21
Total	8,531,851,022	100	8,907,133,778	100	9,908,968,640	100

Upon completion of the placing, IBM's interest in the Company will be reduced to 631,870,515 Shares and 375,282,756 Non-voting Shares, the aggregate represents approximately 11.31% of the existing issued ordinary share capital of the Company (comprising Shares and Non-voting Shares) while the 631,870,515 Shares represent approximately 7.41% of the existing issued ordinary share capital of the Company (comprising Shares only). The shareholding structure of the Company upon completion of the placing is set out below.

Shareholders	Number of Shares (excluding Non-voting Shares and Convertible Preferred Shares)	Percentage of voting rights	Number of Shares assuming full conversion of the Non-voting Shares and excluding the Convertible Preferred Shares	Percentage of voting rights	Number of Shares assuming full conversion of both the Non-voting Shares and the Convertible Preferred Shares	Percentage of voting rights
Legend Holdings	4,198,547,971	49.21	4,198,547,971	47.14	4,198,547,971	42.37
IBM	631,870,515	7.41	1,007,153,271	11.31	1,007,153,271	10.17
Convertible Preferred Shares holders	–	–	–	–	1,001,834,862	10.11
Directors	61,488,175	0.72	61,488,175	0.69	61,488,175	0.62
Public	3,639,944,361	42.66	3,639,944,361	40.86	3,639,944,361	36.73
Total	8,531,851,022	100	8,907,133,778	100	9,908,968,640	100

Placees:

The Company has been informed by Citigroup Global Markets Asia Limited that 50,000,000 Placing Shares were placed with Legend Holdings and/or its affiliates. Legend Holdings is the controlling shareholder of the Company and currently holds 4,148,547,971 Shares, representing (a) approximately 46.58% of the existing issued ordinary share capital of the Company (comprising Shares and Non-voting Shares) and (b) approximately 48.62% of the existing issued ordinary share capital of the Company (comprising Shares only).

Upon completion of the placing, Legend Holdings' interest in the Company will be increased to 4,198,547,971 Shares, representing (a) approximately 47.14% of the existing issued ordinary share capital of the Company (comprising Shares and Non-voting Shares) and (b) approximately 49.21% of the existing issued ordinary share capital of the Company (comprising Shares only).

Save as disclosed above, the Company has been confirmed by Citigroup Global Markets Asia Limited that the placees of the placing are independent investors who are not connected persons of the Company.

Placing Price:

The placing price is HK$3.20 per Placing Share, representing a discount of approximately 7% to the closing price of HK$3.44 per Share as quoted on the Stock Exchange on February 5, 2007.

Completion:

Completion of the placing is currently expected to take place on February 7, 2007.

Resumption of Trading of Shares:

At the request of the Company, trading in the Company's Shares (Stock Code: 0992) on the Stock Exchange was suspended with effect from 10:16 a.m. on February 6, 2007, pending the issue of this announcement. An application has been made by the Company to the Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on February 7, 2007. This announcement is made pursuant to Rule 13.09 of the Listing Rules.

DEFINITIONS:

"affiliates"	with respect to any person, any other person who directly or indirectly or who through one or more intermediaries, controls or is controlled by or is under common control with the person specified
"Board"	board of Directors of the Company
"Company"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"controlling shareholder"	has the meaning set out in the Listing Rules
"Directors"	the directors of the Company
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IBM"	International Business Machines Corporation
"Legend Holdings"	Legend Holdings Limited, the controlling shareholder of the Company holding approximately 48.62% of the existing issued ordinary share capital (comprising Shares only) and approximately 46.58% of the existing issued ordinary share capital (comprising Shares and Non-voting Shares) of the Company as at February 5, 2007
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Non-voting Share(s)"	ordinary non-voting share(s) of par value of HK$0.025 each in the ordinary share capital of the Company
"Placing Shares"	300,000,000 Shares beneficially owned by IBM
"PRC"	the People's Republic of China
"Share(s)"	ordinary shares of par value HK$0.025 each in the share capital of the Company which do not include the Non-voting Shares

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the meaning set out in the Listing Rules

By order of the Board
Yang Yuanqing
Chairman

Raleigh, February 6, 2007

As of the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio and Ms. Ma Xuezheng, the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and the Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0992)


SEC MAIL
RECEIVED
FEB 08 2007
WASH. D.C.
199
SECTION

CONTINUING CONNECTED TRANSACTION

The Company announces that its wholly-owned subsidiary has on January 23, 2007 entered into a Master End-User Services Agreement with IBM in relation to the provision of Project Services by IBM and its affiliates to Lenovo for the benefit of the Service Recipients. The Master End-User Services Agreement has a term of five (5) years commencing from the Effective Date and provides the framework for the relationship between the parties and the general terms applicable to the Project Services to be provided by IBM under SOWs to be entered into by the parties from time to time.

Because IBM is a substantial shareholder of the Company and, thus, a connected person of the Company, the entering into of the Master End-User Services Agreement by the Company's subsidiary with IBM and the transactions contemplated thereunder constitute continuing connected transactions of the Company. As the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) for the Fee Cap (as defined below) payable under the Master End-User Services Agreement do not exceed 2.5%, the entering into of the Master End-User Services Agreement and the transactions contemplated thereunder, and in particular the Fee Cap (as defined below), are only subject to announcement and reporting requirement but are exempt from independent shareholders' approval requirement under the Listing Rules.

INTRODUCTION

The Company announces that its wholly-owned subsidiary has on January 23, 2007 entered into an agreement (the "**Master End-User Services Agreement**") with IBM in relation to the provision of the Project Services worldwide by IBM and its affiliates to Lenovo for the benefit of the Service Recipients. The Master End-User Services Agreement has a term of five (5) years commencing from the Effective Date and provides the framework for the relationship between the parties and the general terms applicable to the Project Services that will be performed by IBM under SOWs to be entered into from time to time by the parties.

MASTER END-USER SERVICES AGREEMENT

On January 23, 2007, the Master End-User Services Agreement was entered into between IBM and Lenovo (Singapore), a wholly-owned subsidiary of the Company, which set forth the general terms and conditions governing the relationship between IBM and Lenovo (Singapore) and the general terms applicable to the Project Services which IBM and its affiliates will provide to Lenovo for the benefit of the Service Recipients.

It is contemplated under the Master End-User Services Agreement that, for each project requested or required by Lenovo, a SOW, referencing and incorporating the terms of the Master End-User Services Agreement and describing in detail the Project Services applicable to each discreet project, will be entered into by the relevant entity of the IBM Group and the relevant entity of the Group.

Details of the terms of the Master End-User Services Agreement are as follows:

Date:	January 23, 2007
Parties:	IBM and Lenovo (Singapore)
Term:	A term of five (5) years commencing from the Effective Date (the "Term"). No term of any SOW may extend beyond the Term. The Term secures favorable terms and pricing for Lenovo, coupled with some certainty regarding the ability to procure project services from a reputable supplier on favourable terms which helps to ensure continuity of operation. Pursuant to Rule 14A.35(1) of the Listing Rules, the independent financial adviser needs to explain why a term of five years is required and that it is normal business practice for contracts of this type to be of such duration. The advice of the independent financial adviser is set out in the paragraph headed "Justification for a term exceeding 3 years" in this announcement.
No minimum purchase:	The Master End-User Services Agreement does not establish any exclusivity or preferred vendor relationship between IBM and Lenovo and Lenovo is under no future obligation to acquire additional or future products or services from IBM.
Exit assistance:	At Lenovo (Singapore)'s request, IBM shall provide exit assistance to Lenovo (Singapore), at IBM's then-current consulting rates for similar services, to facilitate orderly transfer of services to Lenovo or another third party provider, which should be completed prior to the termination or expiry of the applicable SOW.
Services:	IBM will provide to Lenovo for the benefit of the Service Recipients, on a project basis, the Project Services. Based on each project requested or required by Lenovo, IBM will, pursuant to the executed SOW for such project and the terms and conditions of the Master End-User Services Agreement, provide to Lenovo and the Service Recipients the required technical services, technical solution and Deliverables specific to the project. Such services will initially include fee-based technical support services in respect of the Group's new service offerings to its customers, and may subsequently include additional services as agreed by the parties, such as PC installation, deployment, help desk, recycling and other related services to be delivered to the Group's customers. Upon Lenovo's request, the parties may agree to new or different services to be provided based on the quote to be agreed between the parties. IBM and Lenovo give mutual indemnities to each other for breach of representations and warranties and breach of contract, etc.

Mutual grant of licence: For the purpose of performing the Project Services, each of Lenovo and IBM shall at no further consideration during the Term grant, or procure the grant, to the other a non-exclusive right to use and access such materials, software or creations or works of authorships over which it owns or has power to use.

Charges: The charges for the Project Services will be negotiated between the parties to the SOW on an arm's length basis and having regard to the reasonable comparables in the market. In addition, upon Lenovo's reasonable request, IBM and Lenovo shall meet and discuss in good faith about the competitiveness of the charges for, or any other aspect of, the Project Services and make appropriate adjustments to the charges or the Project Services. Charges will be invoiced to Lenovo on a monthly basis.

If Lenovo (Singapore) terminates the Services under the applicable SOW and/or the Master End-User Services Agreement (i) for its convenience; or (ii) as a result of IBM becoming subject to certain insolvency events; or (iii) due to occurrence of certain events leading to a change in ownership or control of IBM; or (iv) because IBM is prevented from performing its obligations due to force majeure events beyond the reasonable control of either party, Lenovo (Singapore), or its affiliates, may be required to pay IBM termination charges as specified in the Exhibit to an SOW, if applicable, and wind down charges (the calculation of which is dependent upon, among other things, costs reasonably incurred by IBM as a direct result of the termination with respect to software, equipment, personnel and third-party contracts previously dedicated to the provision of the services and unamortized transition and start-up costs attributable to the services).

The above charges are negotiated on an arms' length basis and the basis for determining the amounts is in line with, and no less favourable to, the Group than that adopted by any comparable independent third party.

Annual Cap

The Company expects that the aggregate amount of fees or charges payable to IBM in each of the Company's financial years in which the Master End-User Services Agreement will be in effect will be as follows (the "**Fee Cap**"):

Table (in US$ millions)

FY 2006-07	FY 2007-08	FY 2008-09	FY 2009-10	FY 2010-11	FY 2011-12
15	35	45	50	50	50

Notes:

1. FY represents the Company's relevant full financial year commencing on April 1 of a particular calendar year and ending on March 31 of the next succeeding calendar year. E.g. FY 2006-07 means the full financial year ending March 31, 2007.

2. Apart from the charges for the Project Services, the Fee Cap in respect of each of the above six financial years starting with FY 2006-07 will include the termination and/or wind down charges (which may be payable upon the various termination events under the Master End-User Services Agreement) estimated to be not exceeding US$15 million, US$20 million, US$15 million, US$13 million, US$8 million and US$3 million respectively for the corresponding financial years.

3. Given that the Master End-User Services Agreement was entered into at a time approaching the year-end of FY2006-07, it is not expected that the Group will require any Project Services from IBM in FY 2006-07 (though SOW may be entered into during this period). Hence, the US$15 million fee cap for FY2006-07 mainly comprises the maximum estimated amount of termination fee and wind-down charges that may be payable under such SOW if terminated in FY2006-07.

4. As the termination charges are to enable IBM to recover the costs/investments (in terms of staff and personnel resources, software and equipment, etc) initially made in the earlier years of the Term in ensuring the service capabilities, it follows that the amount of termination fees/wind down charges will drop over time during the Term. That is, if the termination events occur later during the Term, a lower amount of termination fees/wind down charges would be required for making up the costs incurred by IBM. This explains why the amount of termination fees/wind down charges will start to drop towards the later financial years of the Term.

5. The Project Services and the termination fees/wind down charges in any given financial year are inversely correlated because the termination fees/wind down charges represent and are dependent on, amongst other things, cost reasonably incurred by IBM as a direct result of the termination and unamortized transition and start-up costs attributable to the services and the possible fees for the Project Services that IBM may have received but for the termination. Moreover, in the event of a termination of Project Services, the Group would no longer pay fees for those Project Services.

   If all the projects during the Term are successful and no termination event occurs, the Fee Caps will represent the estimated maximum amount of fees payable to IBM for the Project Services. If some projects are not successful and are terminated, then the Fee Caps will represent a combination of the fees payable for Project Services in successful projects and the termination fees payable on termination of unsuccessful projects. The estimated amount of the termination charges (referred to in Note 2 above) is for information only and will be subject to changes provided that the Fee Cap is not exceeded. Given that each project needs time for preparation before it is launched and Lenovo may over time develop relationships with other service providers and acquire internal resources to perform certain functions, it is expected that the growth in the demand for the Project Services will be highest in the earlier years of the Term. This explains why the Fee Caps in FY 2010-11 and FY 2011-12 have levelled off at US$50 million.

6. All Fees are in millions of US Dollars.

The Fee Cap is calculated and determined after taking into account the following:

(i) Lenovo's objective to expand its service offerings to its customers based on Lenovo's current business plans;

(ii) the estimated volume of business that Lenovo may generate from the new service offerings to its customers based on Lenovo's current business plans;

(iii)the fees for the estimated volume of Project Services that Lenovo may purchase from IBM for the new service offerings to its customers; and

(iv)the termination charges and/or wind down charges that may be payable upon occurrence of any one or more of the termination events under the Master End-User Services Agreement.

As the Project Services required from IBM are in respect of new service offerings to be provided by the Group to its customers, no historical figures for the Project Services are available.

The Directors (including the independent non-executive directors) are of the opinion that the Master End-User Services Agreement and the Fee Cap are fair and reasonable, on normal commercial terms and in the ordinary course of business of the Group, and in the interests of the Group and the Shareholders as a whole.

REASONS FOR THE TRANSACTION

To further meet the needs of the Group's clients, the Group will be embarking on new service offerings to its customers, such as fee-based technical support, installation, deployment and other PC-related services. The Group had evaluated various suppliers for outsourcing such service delivery to its customers. The Directors note that Lenovo is in a unique position with IBM and IBM has additional advantages as a supplier of the Project Services, including the fact that IBM is the Group's current provider for other similar services; IBM is a sizable provider with the resources to implement a globally-integrated solution in more than 65 countries; Lenovo has an established working relationship with IBM and a track record in procuring information-technology solutions from IBM; Lenovo has the right to negotiate for appropriate adjustment if the charges for the services are not competitive; IBM is not given an exclusivity or preferred provider status under the Master End-User Services Agreement.

Having considered these and other factors, the Directors and the management of the Group consider that the entering into the Master End-User Services Agreement represents a competitive way to procure outsourcing for delivery of project-based services to cater for the Group's new service offerings to its customers. The Directors consider that the Master End-User Services Agreement, and the transactions contemplated thereunder, are on normal commercial terms and in the ordinary and usual course of business of the Group, and that the terms thereof are fair and reasonable and in the interests of the Company and its shareholders as a whole.

LISTING RULE IMPLICATIONS

(1) Continuing Connected Transaction

IBM is a substantial shareholder of the Company and, thus, a connected person of the Company. Therefore, the entering into of the Master End-User Services Agreement by Lenovo (Singapore) and the transactions contemplated thereunder constitute continuing connected transactions of the Company. As the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) for the Fee Cap (as defined above) payable under the Master Services Agreement do not exceed 2.5%, the entering into of the Master End-User Services Agreement and the transactions contemplated thereunder, and in particular the Fee Cap are only subject to the announcement and reporting requirement but are exempt from independent shareholders' approval requirements under the Listing Rules.

The Company shall re-comply with Rules 14A.35(3) and 14A.35(4) of the Listing Rules if:

(i) the Fee Cap is exceeded in the relevant period aforesaid; or

(ii) the Master End-User Services Agreement is renewed or there is a material change to the terms thereto.

(2) Justification for a Term Exceeding Three Years

DBS Asia Capital Limited has been appointed as the independent financial adviser to consider whether the term of the Master End-User Services Agreement being in excess of three years is normal business practice within the IT industry. DBS Asia Capital Limited has discussed with the Company the rationale for the duration of the Master End-User Services Agreement. Having considered the fact that the Project Services will require considerable initial investments from both IBM and the Company and that the five-year duration of the Master End-User Services Agreement is necessary to allow the two parties to have sufficient time to recover the initial costs while maintaining competitive pricing, DBS Asia Capital Limited is satisfied that it is commercially beneficial to both the Company and IBM to determine the duration of the Master End-User Services Agreement to be five years rather than three years, and that it is common practice for IT services providers to plan ahead for a reasonable period in terms of human resources and other support. DBS Asia Capital Limited has conducted a search on the duration of certain IT services contracts which are available in the public domain. Such IT services contracts are in respect of the provision of IT and computing support, integration of IT infrastructure and other IT services between IT services providers and their customers on a global or regional basis. DBS Asia Capital Limited has identified a total of 11 IT services contracts with a duration of between five and nine years, which were mostly entered into during the past five years. One common characteristic of such IT services contracts compared to that of the Master End-User Services Agreement is that they all require considerable investment and planning on the part of the IT services providers such that the durations of the IT services contracts need to be of a reasonable length to justify the proposed investment of the IT services providers. Based on its review, DBS Asia Capital Limited considers that it is normal business practice for IT services contracts to be of a duration of longer than three years and that the duration of the Master End-User Services Agreement is not abnormal within the IT industry.

INFORMATION ON THE GROUP

The principal activities of the Group are the sales and manufacture of personal computers and related information-technology products, mobile devices, and the provision of advanced information services in the PRC, the Americas, Europe, Middle East, Africa and Asia Pacific.

INFORMATION ON LENOVO (SINGAPORE)

Lenovo (Singapore) Pte. Ltd. is a wholly-owned subsidiary of the Company.

INFORMATION ON IBM

IBM is the world's largest information technology company. IBM is a leading provider of e-business solutions and is dedicated to helping companies, business partners and developers leverage the potential of the internet and network computing across a wide range of businesses and industries. The company offers a host of cross-industry and industry-specific solutions designed to meet the needs of companies of all sizes.

DEFINITIONS:

"affiliates"	with respect to any person, any other person who directly or indirectly or who through one or more intermediaries, controls or is controlled by or is under common control with the person specified
"Company"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"Deliverables"	newly created works of authorship or other materials created by or on behalf of IBM and delivered to Lenovo or the Service Recipients in connection with the Project Services (including all content, data and information provided by Lenovo or Lenovo-specific content data and information prepared by IBM or jointly by them)
"Directors"	the directors of the Company
"Effective Date"	February 5, 2007
"End Users"	users of the Project Services who are customers of Lenovo's PC, or who are authorized by Lenovo to receive the Project Services
"Group" or "Lenovo"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IBM"	International Business Machines Corporation
"IBM Group"	IBM and its affiliates

"Lenovo (Singapore)"	Lenovo (Singapore) Pte. Ltd., a company incorporated with limited liability under the laws of Singapore and a wholly-owned subsidiary of the Company
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"PC"	personal computer
"PRC"	the People's Republic of China
"Project Services"	in respect of each project as requested or required by Lenovo (as set out in the relevant SOW for that project), the technical services, technical solution and functionality Deliverables to be delivered to the Service Recipients pursuant to applicable SOW(s)
"Service Recipient"	any entity or person (other than Lenovo) receiving or assessing the Project Services, including any customer of the Group, End Users and other entities as specifically identified (including any successor entities thereto)
"SOW"	a written statement of work setting out (inter alia) the project goals and objectives, a description of the project approach, a list of Deliverables to be provided pursuant to such project, project timeline, identification of required resources, list of tasks to be performed (with task description, start date and end date), list of critical milestones and target completion dates for such milestones, communications plan that describes the method and schedule for project communications, a risk plan that identifies potential risks and the charging methodology for the project if the project requires additional resources or effort or there is a change to the services
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States Dollars, the lawful currency of the United States of America

This announcement contains translation between HK$ and US$ at HK$7.8 = US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

By order of the Board
Yang Yuanqing
Chairman

Raleigh, February 5, 2007

As of the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio and Ms. Ma Xuezheng, the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and the Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"